Filed by ReserveOne Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReserveOne Holdings, Inc.

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 333-291982

Date: February 3, 2026

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On February 3, 2026, Jaime Leverton, Chief Executive Officer of ReserveOne, made the following communication on her LinkedIn and X accounts.

On February 3, 2026, ReserveOne made the following communication on its X account.

Jaime Leverton, Chief Executive Officer of ReserveOne, was interviewed on the Talking Tokens Podcast. The excerpt of the transcript is provided below.

Host: And what drew you to ReserveOne then?

Jaime Leverton: ReserveOne is a fascinating opportunity for me. So typically, if you look at my career, I started at IBM in 2000 and really spent the first 25 years working for largely publicly traded companies in traditional tech and then digital assets with Hut 8. But the majority of my career, I’ve been focused on transformation type mandates.

So going into business units or companies that had challenges or were looking for a significant kind of step function change in their business. And the opportunity that presented itself here at ReserveOne was actually to build something from the ground up. So not going into something that needed to be fixed or needed to be transformed, but actually building something with an incredible team of people that we felt was unique in the market, would serve a purpose for investors that we’re really passionate about.

And I can just build it the way I want.

Host: Yeah, and how do you wanna build it?

Jaime Leverton: Exactly the way that we have been building it!

Host: There we go.

Jaime Leverton: Yeah, I mean, I think certainly assembling a team is the most important part, having the right people around the table. We’re incredibly blessed here. I’m blessed that Sebastian Bea came over to join as my kind of partner-in-crime as our President and Chief Investment Officer.

And then we’ve got just a great team around us, our Chief Marketing Officer, General Counsel, CFO, just really, really great people. We joke that we’re probably one of the more seasoned teams in this space. We’ve all spent a lot of time in traditional markets before finding our way into crypto, either before now or some of my team, this is their first time coming into the digital asset space.

And then if you look at our proposed slate of board members, just an incredible cross-section between TradFi experience on Wall Street, with Chinh Chu and his background at Blackstone, Sebastian spent a bunch of time at BlackRock, and then we’ve got Wilbur Ross, obviously just an amazing Wall Street visionary, and then spent a lot of time in Washington as our former Commerce Secretary. And then we’ve got Gabriel Abed, who’s just an incredible leader in the crypto space, as well as John D’Agostino from Coinbase, Reeve Collins, one of the original co-founders of Tether. So really just an incredible cross-section of amazing talent, depth of experience across the three pillars that we think really matter in building out a company, especially a publicly traded company of this size, which is really experience in the digital asset space, a deep understanding of how it works and where we think the industry needs to go, as well as that deep TradFi and regulatory experience. So I think just building a team that’s very much aligned on vision, mission, and how we wanna go about getting there, as well as just really positive and collaborative, it’s a great place to start.

And I think we’ve built a structure that is particularly unique in this space and are just really excited to get it over the line here with our last approvals.

Host: Yeah, is there anything specific that all of you guys kinda carry from your traditional financial days or the first 25 years of your career that you now wanna apply to this side? Because obviously it’s going to be publicly traded, so that operates within the traditional markets, but then there’s the crypto aspect, which is a very new-ish sector to traditional investors. And they’re eyeing it through these publicly traded vehicles and they wanna get involved, but it’s, I think, perceived very differently, right?

So how do you guys kinda think about, okay, the experience that we have in the past, and we’re going to now apply that to this to create something new, and also maybe loop it all in together?

Jaime Leverton: Yeah, I think it’s really important that we bridge the language, I think, in order to make the digital asset space more accessible to traditional financial investors. We can be pretty jargon-heavy. The crypto-verse speaks kind of its own language, its own shorthand.

It can be overly-technical. We can overly-complicate how we talk about things. A lot of the ways we’ve chosen to name what we do in this space has complicated things.

It wasn’t intentional that it would be complicated, but just if you think about the lexicon of Bitcoin mining, that can confuse people right out of the gate. I mean, people still ask me whether picks and shovels are involved. So we haven’t done ourselves any favors with the language that we use, and so I think for us at ReserveOne, it’s really important that we are constantly checking ourselves and that we’re talking about the business in a way that really bridges one world to the next so that we bring people on the journey into this new space in a way that they feel welcome, and we’re getting them excited to learn.

Host: When does ReserveOne plan to launch?

Jaime Leverton: So we are very much in process with the SEC. Our S-4 is filed and available for public consumption for anyone who wants to spend time reading our 550-or-so pages. So look, we’re hopeful that within the next few months, everything will be ticked and tied, and at that time, when the deal closes is when we actually get access to our funding, which we raised back in July when the Business Combination Agreement was announced.

So I think a really interesting time and place for us to be able to start deploying that capital and really putting our fiat to work in the business model that we’ve orchestrated.

Host: And it plans to launch as a publicly traded digital asset reserve with diversified access to crypto.

Jaime Leverton: That’s right.

Host: For a lot of people, we refer to these as DATs, right?

Jaime Leverton: Yes.

Host: Digital Asset Treasuries. I think this is maybe a bit more complex than that. So how would you differentiate it from other DATs out there?

Jaime Leverton: Yeah, I think the kind of DAT 1.0 was really focused on single assets. So they were predominantly just accumulating one asset. A lot of them were intended to be passive, so not putting the assets that they held on their balance sheet to work.

And really just being an accumulation vehicle. So a purely accumulation vehicle for a single token. That’s very different from ReserveOne, where we were the only scaled, diversified treasury reserve company that I’m aware of.

So 80% Bitcoin, 20% alternative assets, really inspired by what the digital, the Fed intends to maintain in the digital asset stockpile, which so far they’ve indicated Ethereum, Solana, XRP and ADA. And then we’re setting up our allocation based on those tokens, free float market cap and ability to generate yield. So overweight Ethereum and Solana because of their free floats and ability to generate yield.

And really we intend to generate returns on our entire asset base. So not a passive accumulation strategy, actually putting the assets to work. And then another thing that’s different about our structure is we do have the ability to allocate our AUM into high conviction venture or private market opportunities as well, be it liquid or illiquid, but opportunities where we can offer exposure to investments that we think support either on the accumulation side, advancement of the ecosystem, the yield.

So really, if you kind of think about the entire package of what we’re offering here at ReserveOne, offering investors the opportunity to get exposure to kind of the upgrade of the financial system, but in one equity.

Host: Is it almost like a publicly traded Federal Reserve digital asset stockpile then? Because I know you said they have a similar model, right?

Jaime Leverton: Yeah, so the Fed, what we’ve heard from them is they’re obviously intentioned to maintain a strategic Bitcoin reserve. And then they confiscate a number of assets, digital assets included through law enforcement activities. Right, seizures and things like that.

But they only intend to maintain a small number of tokens that they wouldn’t auction off or sell like they do with other confiscated assets. So really taking inspiration from how we’ve seen the Fed really actively step into supporting this space and their very intentional activities in believing in these assets as longer term stores of value.

Host: The digital asset treasury side of things isn’t new. And we’ve seen a lot of these ones pop up, like you said, more specifically on like a specific asset than like a pool of them or a different kind of diversified portfolio, right? But it’s been around for like 12 to 18 months.

And I know I’ve heard Sebastian say this on another podcast that for a lot of these traditional firms, it’s like if you’re not first, you’re not doing it, that first mover advantage. So how do you guys think about that? Because obviously they’ve been around for a bit over a year and there are other ones that are popping up.

And so in a competitive landscape, what do you think will really make ReserveOne stand out?

…

Jaime Leverton: And then you come to kind of DAT 2.0 or maybe it’s 3.0 now, given how I’ve just talked you through it. But it’s really, okay, giving investors exposure to something a little bit more robust, a little bit more diversified. And that’s really where ReserveOne comes in.

It’s not a single asset. It is active as far as generating yield. It also gives exposure to other types of investments.

So again, looking for to fill a gap in the market that we think investors are really interested in, which is getting broader exposure to the digital asset ecosystem, but again, in a single equity, which is how they’re most comfortable investing.

…

Host: Is there a certain target number that ReserveOne wants to have for Bitcoin?

Jaime Leverton: I do not have a target number. No. No, I really don’t.

I just think up and to the right consistently over time is a good thing. And I think that the number people look to most often is gold. Like, how does Bitcoin eventually stabilize relative to gold?

Host: Yeah. When you zoom out, you’ve been in the public markets for a long time. You’re obviously very smart.

So what do you think really matters in the markets today? What are you paying attention to?

Jaime Leverton: I think I can answer that in two ways. I think what really matters in being a public company executive fiduciary is trust and transparency. I think that’s absolutely paramount to sitting in this chair and just being as transparent and open and honest as you can with all of your stakeholders.

That’s critical. Trust is critical. And broadly, I think trust is something that we’re kind of starved for right now in this AI world.

There’s so much out there that we don’t know what’s real and what’s not real. And so more than ever, I think trust and authenticity matter. And as far as broader markets, look, it’s every day.

You don’t know what headline you’re gonna wake up to, whether it’s geopolitical or crypto. And I think keeping up to speed on everything that can impact your world is important. It’s difficult to do, but it’s important.

We’ve actually set up this awesome Slack bot that gives us incredible news in real time and makes it really easy to digest and consume. So we’re not living on crypto Twitter all the time. But yeah, certainly keeping up to speed with the macro and being able to, as much as possible, adjust in real time or ahead which is not easy to do, but it’s historically been beneficial to me in my chair.

Reeve Collins, Chief Executive Officer of M3-Brigade, was interviewed on the Crypto 101 Podcast. The excerpt of the transcript is provided below.

Host: And it can always wax and wane and change. But the one thing I think that everyone’s in agreement, if you’re not taking anything away from this podcast, take away this. It’s that it’s clear that stuff is happening here.

And for years, one of the most common things that we got on the podcast was people from banks and asset managers. And then from the crypto side, it was project founders, exchanges like Coinbase and Gemini and Robinhood and all these different places saying, guys, we are OK if regulation gets tighter. We’re happy if it gets looser.

We just want it to be clear so that we can do all these different things. We can adjust. We have a great team.

We can adjust to tighter or looser. We just need it to be clear so that we can actually act on it. And that’s really what we’re seeing here today, Reeve, is that this stuff is becoming more clear.

And I would say that with it becoming more clear, that allows for so much more to be done and it allows for innovation. And that’s where it feels like we’re just barely scratching the surface, right?

And I would say that’s what you’re working on. That’s the barrier that you’re trying to kind of tear down is saying, hey, now that there is clearer stuff with what you’re doing at WeFi, with what you’re doing with STBL, with what you’re doing at ReserveOne and all these different groups that you’re working so hard with, that is the goal of saying, hey, how can we insert some of this innovation and make it more popular?

Reeve Collins: 100 percent. That’s the vision.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco and ReserveOne filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement of M3-Brigade and a prospectus in connection with the Proposed Business Combination (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this release is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement and other relevant materials filed or that will be filed with the SEC. Information regarding the directors and executive officers of M3-Brigade and their ownership of M3-Brigade securities is set forth in the sections entitled “Directors, Officers and Corporate Governance of M3-Brigade Prior to the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. Information regarding the directors and executive officers of Pubco and their ownership of Pubco securities upon consummation of the Proposed Business Combination is set forth in the sections entitled “Management of Pubco Following the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements,” which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding ReserveOne, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of ReserveOne and Pubco, expected operating costs of Pubco, ReserveOne and its subsidiaries, the upside potential and opportunity for investors, ReserveOne’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and ReserveOne’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company;

●	risks related to ReserveOne’s anticipated business plan and strategy that ReserveOne expects to implement upon consummation of the Proposed Business Combination, including the risk that ReserveOne’s business strategy may change significantly in the future, including moving away from its currently intended focus on crypto-related activities;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the Registration Statement, the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as otherwise required by applicable law, none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3-Brigade or any other person that the events or circumstances described in such statement are material.